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                                                                 Exhibit (a)(7)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated March 2, 2001 and the related
Letter of Transmittal and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is prohibited by any administrative or judicial action or by any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                                      of

                           EFFICIENT NETWORKS, INC.

                                      at

                             $23.50 Net Per Share

                                      by

                           MEMPHIS ACQUISITION INC.

                         a wholly owned subsidiary of

                              SIEMENS CORPORATION

                    an indirect wholly owned subsidiary of

                          SIEMENS AKTIENGESELLSCHAFT

   Memphis Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens Corp.") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), is offering to purchase all the issued and outstanding shares of common stock, par value $0.001 per share ("Shares"), of Efficient Networks, Inc., a Delaware corporation (the "Company"), for $23.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated March 2, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON THURSDAY, MARCH 29, 2001, UNLESS THE OFFER IS EXTENDED


   The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by Siemens AG and its direct and indirect wholly owned subsidiaries, shall constitute a majority of the then
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outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants, or rights, excluding, however, any securities not convertible or exercisable on or prior to July 31, 2001 or which have an effective conversion or exercise price in excess of $23.50 per Share immediately prior to the expiration of the Offer) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Act Against Restraints of Competition of the Federal Republic of Germany or any other applicable foreign antitrust law, having expired or been terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See "Section 1. Terms of the Offer; Expiration Date" and "Section
14. Certain Conditions of the Offer" of the Offer to Purchase, which set forth in full the conditions to the Offer.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 21, 2001 (the "Merger Agreement") among Siemens Corp., Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver, of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged into the Company (the "Merger"). As a result of the Merger, the Company, which will continue as the surviving corporation (the "Surviving Corporation"), will become a wholly owned subsidiary of Siemens Corp. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Siemens Corp. or any direct or indirect wholly owned subsidiary of Siemens AG or of the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) shall be canceled and converted automatically into the right to receive $23.50 per Share (or any greater amount per Share paid pursuant to the Offer) in cash, without interest.

   The Board of Directors of the Company has unanimously (with Mr. Anthony T. Maher, a Siemens AG employee, not in attendance) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and has resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Mellon Investor Services LLC (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) pursuant to the procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent's Message (as defined in "Section
2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

   Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement and subject to the applicable rules of the Securities and Exchange Commission), at any time

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and from time to time, to extend for any reason the period of time during which the Offer is open, including upon the occurrence of any of the conditions to the Offer specified in "Section 14. Certain Conditions of the Offer" of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. Any such extension will be followed as promptly as practicable by public announcement thereof and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

   Purchaser may offer a subsequent offering period in connection with the Offer. If Purchaser elects to provide a subsequent offering period, it will make a public announcement thereof on the next business day after the previously scheduled Expiration Date.

   Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Thursday, March 29, 2001 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) (the "Expiration Date") and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 30, 2001. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

   The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listings.

   The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

   Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other Offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

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                    The Information Agent for the Offer is:

               [GEORGESON SHAREHOLDER COMMUNICATIONS, INC. LOGO]
                          17 State Street, 10th Floor
                            New York, New York 10004
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

                      The Dealer Manager for the Offer is:

                              Goldman, Sachs & Co.

                                85 Broad Street
                            New York, New York 10004
                          Call Collect: (212) 902-1000
                         Call Toll Free: (800) 323-5678

March 2, 2001

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